Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Charles-Edouard ANFRAY
Tel. : + 33 (0) 1 47 44 65 55
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Communiqué de Pressee News Releasee
Total announces the Launch of the Development of the Jura Field
Paris, March 28, 2007 — Total announces that development of the Jura gas and condensate field has been launched, just four months after it was discovered. The Jura discovery represents more than 170 million barrels of oil equivalent of proved and probable reserves and is located in the Alwyn Area (100% owned and operated by Total) in the UK sector of the North Sea, 160 kilometres east of the Shetland Islands and 440 kilometres northeast of Aberdeen.
Jura is scheduled to come on stream in the second quarter of 2008 and produce around 45,000 barrels of oil equivalent per day at plateau. It will be connected via a three kilometre pipeline to the Forvie North subsea wellhead, itself connected to the Alwyn North processing platform. The additional output should enable the Alwyn facilities to continue producing at full capacity until early next decade.
“The early development of Jura demonstrates Total’s ability to fast-track development of discoveries, said Christophe de Margerie, Chief Executive Officer of Total. It also illustrates the Group’s commitment to continue investing in order to contribute to the development of the North Sea’s oil and gas resources.”
Total is continuing exploration in the UK sector of the North Sea, with an appraisal well on Kessog (a high-temperature/high-pressure field near Elgin Franklin) followed by another exploration well on the Jura East prospect.
Recent discoveries lifted the Group’s proved and probable reserves in the UK to over 1 billion barrels of oil equivalent in 2006. Developing the new fields will extend the Alwyn Area’s production life and help to maximize recovery of the UK’s oil and gas resources.
Total’s Exploration and Production in the United Kingdom
Total E&P UK Limited is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of 280,000 barrels of oil equivalent per day in 2006. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. The Company also operates the St. Fergus gas terminal and a gas transportation system, and has interests in a number of non-operated fields.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filing with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves” that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense Cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.